Filed pursuant to Rule 424(b)(3)
                                       Registration Nos. 333-26887 and 333-52353



                             SUBJECT TO COMPLETION
              PRELIMINARY PROSPECTUS SUPPLEMENT DATED MAY 11, 1998


PROSPECTUS SUPPLEMENT
(To Prospectus dated May 30, 1997)


                               25,000,000 Shares


                     Health and Retirement Properties Trust
                      Common Shares of Beneficial Interest
                               ----------------
     Health and Retirement Properties Trust (the "Company" or "HRP") is a real estate investment trust (a "REIT") which invests in healthcare related real estate and office buildings. All of the common shares of beneficial interest (the "Shares") offered hereby are being offered by the Company, and the proceeds will be used to repay indebtedness and for new investments. The Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "HRP." On May 8, 1998 the last reported sale price for the Shares on the NYSE was $203/16 per Share.
                               ----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                         Price       Underwriting     Proceeds to
                       to Public     Discount (1)     Company (2)
                      -----------   --------------   -------------
Per Share .........   $             $                $
--------------------  -----------   --------------   -------------
Total (3) .........   $             $                $

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of
    1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $      .
(3) The Company has granted the several Underwriters a 30-day option to purchase up to 3,750,000 additional Shares on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $        , $         and
    $         , respectively. See "Underwriting."
                               ----------------
  The Shares offered hereby are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made against payment therefor in New York, New
York on or about    , 1998.
                               ----------------
Merrill Lynch & Co.
    Donaldson, Lufkin & Jenrette
        Securities Corporation
         A.G. Edwards & Sons, Inc.
             Legg Mason Wood Walker
                 Incorporated
                   Morgan Stanley Dean Witter
                       PaineWebber Incorporated
                           Prudential Securities Incorporated
                               Salomon Smith Barney
                               ----------------
            The date of this Prospectus Supplement is May   , 1998.

                     HEALTH AND RETIREMENT PROPERTIES TRUST


[PICTURE]
Bridgepoint Square (5 Buildings)
Austin, TX
452,294 Square Feet, Built 1995-97
Major Tenants:
Motorola, Inc.
IBM Corporation
Southwestern Bell


[PICTURE]
BlueCross BlueShield Building
Eagan, MN
144,654 Square Feet, Built 1986
Major Tenants:
BlueCross BlueShield of Minnesota


[PICTURE]
One Franklin Plaza
Philadelphia, PA
608,161 Square Feet, Built 1980
Major Tenants:
SmithKline Beecham (U.S. Headquarters)


[PICTURE]
Putnam Place (2 Buildings)
Quincy/Braintree, MA
222,726 Square Feet, Built 1986-88
Major Tenants:
Putnam Investments, Inc.
GMAC



[PICTURE]
National Institute of Standards and Technology
Gaithersburg, MD
137,087 Square Feet, Built 1995



CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SUCH TRANSACTIONS INCLUDE STABILIZING, THE PURCHASE OF SHARES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

     The following summary should be read together with the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement and the attached Prospectus dated May 30, 1997 (the "Prospectus"). All references to "HRP" or the "Company" include consolidated subsidiaries. Unless otherwise noted, the information presented throughout this Prospectus Supplement assumes that the transactions described in "Recent Developments--Investments," including the Company's acquisition of ownership of the property subject to the mortgage described under "--1998 Commitments to Date," have been completed; but this offering (the "Offering") is not contingent upon completion of those transactions and their completion is not assured. Unless otherwise stated, the information presented also assumes that the Underwriters' over-allotment option is not exercised.


                                  THE COMPANY

     HRP has an equity market capitalization of over $2 billion and is one of the largest publicly traded REITs. HRP was organized in 1986 to invest principally in nursing homes and rehabilitation health facilities. In the early 1990s HRP focused new investments in retirement housing and assisted living facilities. By the mid-1990s the Company began to invest in office buildings: first HRP purchased multi-tenanted medical office buildings; then HRP purchased 29 office buildings leased to agencies of the U.S. Government; and recently most of HRP's new investments have been in commercial office buildings, some of which are leased to medical related users (e.g., major drug companies and health insurers) and some of which are leased to non-medical tenants. Also, in 1995, HRP invested $100 million of equity to help create another publicly traded REIT, Hospitality Properties Trust ("HPT"). HRP's investments, at cost, now total $2.9 billion and are divided as follows:


                       HRP Portfolio by Type of Property
                             (dollars in millions)


[tabular representation of pie chart]

Commercial Offices $994                   36%
U.S. Government Leased Offices $461       16%
Medical Offices/Clinics/Bio-Tech $404     14%
Equity Investment in HPT $100              3%
Retirement/Assisted Living $442           15%
Specialty Healthcare $175                  6%
Long Term Care $293                       10%


     HRP's ability to pay and increase its dividends depends upon its receipt of rents from tenants. HRP believes its lease maturity schedule and tenant credit quality enhance the security of its dividend. Over 71% of HRP's gross revenues are derived from leases that expire in 2003 or thereafter. Over 77% of HRP's rents are from tenants that are themselves investment grade rated or are publicly owned.


             HRP Lease Maturities                              HRP Tenant Credit Quality
                               Percentage of                                                 Percentage of
Year                          Annual Revenues                      Tenant                   Annual Revenues
---------------------------- -----------------   ----------------------------------------- ----------------
     1998 ..................         3.9%        U.S. Government .........................        20.1%
     1999 ..................         3.9         Marriott International ..................         8.4
     2000 ..................         4.8         Other Investment Grade Tenants ..........        20.0
     2001 ..................        10.1         Other Publicly Owned Tenants ............        29.1
                                                                                                  ----
     2002 ..................         5.8          Total Investment Grade and Public               77.6
     2003 or after .........        71.5         Other Tenants ...........................        22.4
                                                                                                  ----

Growth Strategy

     HRP believes that three business trends are now occurring that will create numerous high quality real estate investment opportunities, especially in commercial office properties. First, a number of insurance companies and pension plans that have historically owned large portfolios of direct real estate investments are now selling their properties and investing in more liquid real estate securities. Second, investment partnerships created to purchase distressed real estate in the early 1990s are now divesting their improved assets. Third, many companies that own the properties in which they conduct business are selling their real estate to invest proceeds in their core business activities. HRP continues regularly to evaluate investment opportunities in healthcare related real estate; however, HRP has determined to continue growing by broadening its investment horizons to include commercial office properties, especially those leased to high credit quality tenants on a long-term basis.


Historical Performance

     During the 11 years since HRP's initial public offering, HRP has paid 45 consecutive quarterly dividends and raised its dividend rate 13 times. HRP's current quarterly dividend rate is $.38/share ($1.52/share per year).


                              HRP Dividend Growth


[tabular representation of bar graph]

1987                                      $1.06
1988                                      $1.12
1989                                      $1.14
1990                                      $1.17
1991                                      $1.23
1992                                      $1.26
1993                                      $1.30
1994                                      $1.33
1995                                      $1.38
1996                                      $1.42
1997                                      $1.46
Quarter Ended March 31, 1998 Annualized   $1.52



     Since HRP's initial public offering in December 1986, an investment in the Shares has provided shareholders an average total return, assuming reinvestment of dividends when paid and including share price appreciation, of approximately 18% per annum. The following table shows how $100 invested in HRP's Shares at December 31, 1986 would have grown to $665 as of May 8, 1998, as compared with the return an investor would have realized from a $100 investment in the equity securities represented by the Standard & Poor's 500 Index or the National Association of Real Estate Investment Trusts ("NAREIT") Index.



                                                          Value at May 8, 1998
                                       Average Annual     of a $100 Investment
                                           Return         on December 31, 1986
                                      ----------------   ---------------------
        HRP .......................          18.2%                $665
        S&P 500 Index (1) .........          17.7%                $633
        NAREIT Index (1) ..........          11.6%                $347

---------
(1) Index to April 30, 1998, the most recent data available.

        SUMMARY HISTORICAL AND ADJUSTED PRO FORMA FINANCIAL INFORMATION

     The following table is derived from the audited and unaudited financial statements of the Company incorporated herein by reference and from the Unaudited Adjusted Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus Supplement and should be read together with those financial statements and the accompanying footnotes.



                                            Year Ended December 31,
                      -------------------------------------------------------------------
                          1993         1994          1995          1996          1997
                      ------------ ------------ ------------- ------------- -------------
                                   (in thousands, except per share amounts)
Operating Data:
 Total revenues          $56,485      $86,683      $113,322      $120,183      $208,863
 Net income(2)            33,417       49,919        64,236        73,254       114,000
 Dividends(3)             44,869       76,317        83,954        94,299       144,271
Per Common Share:
 Net income(2)              $.97         $.95         $1.08         $1.11         $1.24
 Dividends(3)               1.30         1.33          1.38          1.42          1.46
 Average Shares
  outstanding             34,407       52,738        59,227        66,255        92,168
Other Data:(4)
 Funds From
  Operations             $46,566      $71,851       $84,638       $99,106      $146,312
 FFO per Share              1.35         1.36          1.43          1.50          1.59
Balance Sheet Data:
 Investments, net       $507,123     $766,990     $ 963,622    $1,182,085    $2,072,776
 Total assets            527,662      840,206       999,677     1,229,522     2,135,963
 Total borrowings         73,000      216,513       269,759       492,175       787,879
 Total shareholders'
  equity                 441,135      602,039       685,592       708,048     1,266,260



                                                               Adjusted
                                                             Pro Forma (1)
                                                    -------------------------------
                              Three Months            Year Ended     Three Months
                             Ended March 31,         December 31,   Ended March 31,
                      ----------------------------- -------------- ----------------
                           1997           1998           1997            1998
                      -------------- -------------- -------------- ----------------
                                (in thousands, except per share amounts)
Operating Data:
 Total revenues            $35,884        $71,952      $362,742          $91,897
 Net income(2)              19,399         31,381       171,859           42,087
 Dividends(3)               35,532         40,377
Per Common Share:
 Net income(2)               $0.27          $0.31         $1.31             $.32
 Dividends(3)                 0.36           0.38
 Average Shares
  outstanding               71,905        101,471       130,725          130,941
Other Data:(4)
 Funds From
  Operations               $27,030        $44,269      $233,035          $58,595
 FFO per Share                0.38           0.44          1.78             0.45
Balance Sheet Data:
 Investments, net       $1,569,384     $2,319,691                     $2,753,666
 Total assets            1,679,377      2,389,251                      2,813,501
 Total borrowings          363,757        895,826                        843,146
 Total shareholders'
  equity                 1,240,849      1,362,270                      1,839,200

---------
(1) Adjusted pro forma data is presented at or for the year ended December 31, 1997 and at or for the three months ended March 31, 1998, giving effect to the transactions described in "Recent Developments--Investments."
(2) Includes, as an extraordinary charge, the write-off of deferred finance charges resulting from prepayment of debt: $4.3 million ($.13 per Share), $2.0 million ($.04 per Share), $3.9 million ($.05 per Share) and $1.1 million ($.01 per Share) for the years 1993, 1994, 1996 and 1997, respectively. Includes gain on sale of properties of $4.0 million ($.08 per Share), $2.5 million ($.04 per Share) and $2.9 million ($.03 per Share) in 1994, 1995 and 1997, respectively, and a provision for loss on sale of properties of $10.0 million ($.19 per Share) in 1994.
(3) Amounts represent dividends declared with respect to the periods shown.
(4) The Company's "Funds From Operations" ("FFO") represents net income (computed in accordance with generally accepted accounting principles ("GAAP")), before gain or loss on sale of properties and extraordinary items, depreciation and other non-cash items and includes HRP's pro rata share of HPT's FFO. Management considers FFO to be a measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs. FFO does not represent cash flow from operating activities (as determined in accordance with GAAP) and should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flows as a measure of liquidity.


                                 THE OFFERING


 Shares being offered by the Company .................   25,000,000
 Shares to be outstanding after the Offering .........   131,531,678
 Use of proceeds .....................................   To repay debt, to make new investments and
                                                         for general business purposes.
 NYSE symbol .........................................   HRP

                              RECENT DEVELOPMENTS

     From January 1, 1997 through the date hereof HRP has engaged in the following significant activities:


Investments

     1997 Investments. During the year 1997 HRP purchased 70 office properties with 6.2 million square feet for total consideration of $970 million:


                               1997 Acquisitions


Location                        Major Tenants                             Investment  Square Feet
------------------------------- ----------------------------------------  -------     ------------
Investments Over $20 Million                                               (000's)
New York, NY                    Health Insurance Plan of NY              $110,928       420,368
Los Angeles, CA (2 buildings)   Cedars-Sinai Medical Center               109,907       330,715
Philadelphia, PA                SmithKline Beecham Corporation             78,967       608,161
Austin, TX (5 buildings)        IBM, Motorola                              78,563       452,294
Washington, DC                  US Army Corp of Engineers                  64,756       323,270
College Park, MD                US Dept of Agriculture                     50,767       324,415
Massachusetts (20 buildings)    Fallon Clinics                             48,094       373,511
Washington, DC                  US Dept of VA                              37,713       157,005
Oklahoma City, OK               US IRS                                     24,762       180,781
Buffalo, NY                     US Dept of Justice                         23,729       146,779
Gaithersburg, MD                Nat. Inst. of Standards and Technology     23,603       137,087
San Diego, CA                   US DEA                                     22,998       147,955
Richland, WA (2 buildings)      US Dept of Energy                          21,388       137,331
Other Investments
Washington, DC Metro Area       4 buildings                                66,766       522,085
Southern California             6 buildings                                52,820       360,772
Philadelphia, PA Metro Area     5 buildings                                29,832       306,487
Boston, MA Metro Area           1 building                                  5,497        75,440
Other locations                 16 buildings                              118,495     1,239,883

In addition, during 1997, the Company purchased five nursing homes in Colorado and one retirement housing property in Washington state for total consideration of $30.1 million. Also, during 1997, the Company sold 14 nursing homes and received mortgage principal payments and prepayments totalling $83.0 million.

     1998 Investments. Since the beginning of 1998 HRP has purchased 21 office properties with 2.4 million square feet for total consideration of $302 million:


                        1998 Year to Date Acquisitions


Location                       Major Tenants                 Investment  Square Feet
------------------------------ ----------------------------  -------     ------------
Investments Over $20 Million                                  (000's)
Philadelphia, PA               PNC Bank                     $115,408     825,374
Rockville, MD                  US FDA                         32,657     187,701
Quincy, MA (2 buildings)       Putnam Investments             31,650     222,726
Other Investments
Minneapolis, MN Metro Area     3 buildings                    38,580     511,994
Philadelphia, PA Metro Area    4 buildings                    24,906     197,519
Austin, TX Metro Area          2 buildings                    12,378     155,897
Boston, MA Metro Area          1 building                     10,616      54,111
Other locations                7 buildings                    35,963     289,654

From January 1 through May 8, 1998 the Company has also received mortgage payments and prepayments totalling $19.8 million on certain nursing home and assisted living facility loans.

     1998 Commitments to Date. HRP has either issued letters of intent that have been accepted or executed purchase agreements with respect to 15 commercial office properties containing 2.7 million square feet. The total consideration payable for these properties is $405.1 million. Over half of this sum is allocable to the acquisition of a mortgage note at a discount to face value. This mortgage note is secured by a Class A office tower located in a central business district of a major metropolitan area; at maturity, realization on collateral for this secured note may involve foreclosure or other judicial proceedings. All of HRP's pending acquisitions are subject to various contingencies typical of major real estate transactions. HRP believes that most, if not all, of these committed acquisitions will result in closed transactions. However, no assurance of this fact can be provided at this time.


Financing

     Common Stock. During February and March 1998 HRP issued 6,977,575 shares to four unit investment trusts sponsored by various investment banks including some of the Underwriters. The net proceeds of these offerings of $133.1 million were used to repay outstanding amounts under HRP's revolving bank credit facility (the "Bank Credit Facility") and for new investments.

     Unsecured Term Debt. During February 1998 HRP issued $100 million of unsecured 6.70% Notes due 2005 and $50 million of unsecured Remarketed Reset Notes due 2007. The Remarketed Reset Notes currently require interest at 6.1% per annum, but this interest rate and other terms are subject to change in July 1998. The $148.9 million net proceeds of these offerings were used to repay outstanding amounts under the Bank Credit Facility and for new investments.

     Bank Credit Facility. The Bank Credit Facility is used for interim acquisition funding and for working capital until equity or long term debt is raised. At January 1, 1998 the Bank Credit Facility permitted borrowings up to $450 million and was scheduled to mature in 2001. In April 1998 the Bank Credit Facility was amended to permit borrowings up to $500 million and to extend the maturity to 2002.


Other Matters

     Change of Name. The Company's Board of Trustees has recommended that the Company's name be changed to "HRPT Properties Trust." This name change is intended to call attention to the fact that the Company invests in commercial office properties as well as healthcare related real estate. The new name was selected to represent the Company's heritage and to be similar to the Company's existing NYSE trading symbol. This change of name is subject to shareholder approval at the annual meeting of shareholders scheduled for May 12, 1998.

     New Trustee. In April 1998 Ralph J. Watts, a Trustee of the Company since 1995, died. At the May 12 shareholders' meeting the Board of Trustees intends to nominate Mr. Patrick F. Donelan as a new Trustee to replace Mr. Watts. Mr. Donelan is currently Executive Vice President of Dresdner Kleinwort Benson North America LLC of New York, a subsidiary of Dresdner Bank AG of Germany.

                                 DISTRIBUTIONS

     The Company has paid 45 consecutive quarterly dividends since its initial public offering in December 1986. The Company's current dividend rate is $.38/Share per quarter, or $1.52/Share per year. The next quarterly dividend for the period ending June 30, 1998 is expected to be declared in early July 1998, and it will be paid to shareholders of record at that time. Purchasers of Shares in the Offering who hold their Shares through the record date for the next dividend will receive a full $.38 per Share dividend for the quarter ending June 30, 1998.

     The Company intends to continue to declare and pay future dividends in cash on a quarterly basis, but may from time to time declare and pay special dividends. Payment of dividends by the Company is subject to continued compliance with certain restrictions contained in the Company's loan agreements. The Company's dividends are based upon Funds From Operations, which have in the past exceeded earnings. Cash available for distribution may not necessarily equal Funds From Operations as the cash flow of the Company is affected by certain factors not included in the Funds From Operations calculation. Management expects that the Company will continue to pay dividends based upon Funds From Operations and that such dividends may exceed earnings. Accordingly, the Company expects a portion of its dividends to be considered a return of capital, which may not be subject to income tax until Shares are sold. There can be no assurance that the Company will be able to increase its quarterly dividend or maintain it at the current level. Information about dividends on a quarterly basis is summarized in the following table:


                      HRP Declared Dividends Per Share(1)



Quarter         1987         1988       1989       1990       1991
--------- --------------- ---------- ---------- ---------- ----------
First ...      $.275(2)       $.28       $.28       $.29       $.30
Second ..        .26           .28        .28        .29        .31
Third ...        .27           .28        .29        .29        .31
Fourth ..        .28           .28        .29        .30        .31
            -----------    -------    -------    -------    -------
Total         $1.085         $1.12      $1.14      $1.17      $1.23



Quarter      1992       1993       1994       1995       1996       1997       1998
--------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
First ...     $.31       $.32       $.33       $.34       $.35       $.36       $.38
Second ..      .31        .32        .33        .34        .35        .36
Third ...      .32        .33        .33        .35        .36        .37
Fourth ..      .32        .33        .34        .35        .36        .37
           -------    -------    -------    -------    -------    -------
Total        $1.26      $1.30      $1.33      $1.38      $1.42      $1.46

----------
(1) Dividends are generally paid in the quarter following the quarter to which they relate. With respect to dividends paid in 1987 through 1997, $.289, $.065, $.332, $.267, $.104, $.218, $.335, $.081, $.161, $.350 and $.252,
    respectively, represented return of capital.
(2) Includes $.025 for the period from December 23, 1986 (commencement of the Company's operations) through December 31, 1986.


                             PRICE RANGE OF SHARES


     The Shares are listed on the NYSE under the symbol "HRP." The following table sets forth the range of high and low sale prices on the NYSE from the first quarter of 1996 through May 8, 1998:

                                                         High         Low
                                                      ----------   --------
     1996
     First Quarter ................................   $17-3/8       $16
     Second Quarter ...............................    17-7/8        16-3/8
     Third Quarter ................................    18-1/8        16-3/8
     Fourth Quarter ...............................    19-1/4        17-3/4
     1997
     First Quarter ................................    20-5/8        18
     Second Quarter ...............................    19            17-3/4
     Third Quarter ................................    19-1/8        17-5/8
     Fourth Quarter ...............................    20-5/16       18-9/16
     1998
     First Quarter ................................    20-15/16      19-5/8
     Second Quarter (through May 8, 1998) .........    20-3/16       19-1/4

                                CAPITALIZATION

     The following table shows the capitalization of the Company as of March 31, 1998 and on an adjusted pro forma basis to give effect to the completion of the Offering and the application of the proceeds thereof and the completion of all acquisitions listed in "Recent Developments--Investments." See "Unaudited Adjusted Pro Forma Consolidated Financial Statements."

                                                                             March 31, 1998
                                                                      -----------------------------
                                                                         (dollars in thousands)
                                                                                         Adjusted
                                                                          Actual       Pro Forma(1)
                                                                      -------------   -------------
Bank Credit Facility ..............................................    $  160,000      $  107,320
Mortgage debt payable .............................................        26,157          26,157
Senior notes payable, net .........................................       499,851         499,851
7.25% Convertible Subordinated Debentures due 2001 ................        40,000          40,000
7.5% Convertible Subordinated Debentures due 2003 .................       169,818         169,818
                                                                       ----------      ----------
  Total indebtedness ..............................................       895,826         843,146
Shareholders' equity:
 Preferred Shares of Beneficial Interest, par value $.01 per share;
  50,000,000 authorized, none issued ..............................            --              --
 Common Shares of Beneficial Interest, par value $.01 per share;
  125,000,000 and 150,000,000 shares authorized and adjusted pro forma; 106,256,403 and 131,256,403 shares issued and outstanding
   and adjusted pro forma .........................................         1,063           1,313
 Additional paid in capital .......................................     1,512,767       1,989,447
 Cumulative net income ............................................       451,679         451,679
 Dividends ........................................................      (603,239)       (603,239)
                                                                       ----------      ----------
  Total shareholders' equity ......................................     1,362,270       1,839,200
                                                                       ----------      ----------
Total capitalization ..............................................    $2,258,096      $2,682,346
                                                                       ==========      ==========

----------
(1) Borrowings under the Bank Credit Facility are expected to total approximately $475 million at the date of closing of the Offering. Adjusted pro forma borrowings under the Bank Credit Facility assume all of the acquisitions listed in "Recent Developments--Investments" are completed. If some or all of these acquisitions are not completed, borrowings under the Bank Credit Facility may be reduced. The adjusted pro forma calculation assumes the price to the public of the Shares offered hereby will be $203/16.


                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be
approximately $   million. A portion of the net proceeds from the Offering will be used to repay amounts outstanding under the Company's Bank Credit Facility. The remaining net proceeds plus new borrowings under the Bank Credit Facility will be used to fund the acquisitions listed in "Recent Developments--Investments." In the event such acquisitions are not consummated, net proceeds of the Offering remaining after repayment of the Bank Credit Facility will be used for general business purposes including new acquisitions. Outstanding amounts under the Company's Bank Credit Facility bear interest, at the Company's option, at LIBOR plus 75 basis points or prime, and the Bank Credit Facility expires in 2002. At May 8, 1998 the interest rate applicable to the Bank Credit Facility was 6.4% per annum.

                                  THE COMPANY


   The Company has investments in 247 properties located in 35 states and the
                             District of Columbia.


                          Location of HRP Properties


[GRAPHIC OMITTED]




                                                      Total                                                           Total
                                   Number of       Investment                                       Number of       Investment
             State                Properties     (in thousands)                State               Properties     (in thousands)
------------------------------   ------------   ----------------   ----------------------------   ------------   ---------------
Alaska .......................         1            $  1,000       Nebraska ...................         10          $   10,733
Arizona ......................         9              65,269       New Hampshire ..............          1               3,754
California ...................        32             325,145       New Jersey .................          4              28,707
Colorado .....................        11              55,068       New Mexico .................          2              11,011
Connecticut ..................        10             106,549       New York ...................          6             185,042
Delaware .....................         1              45,000       North Carolina .............          2               3,015
District of Columbia .........         4             147,170       Ohio .......................          4              27,244
Florida ......................        10             148,672       Oklahoma ...................          1              24,762
Georgia ......................         5              15,233       Pennsylvania ...............         16             511,723
Illinois .....................         3             101,454       Rhode Island ...............          1               8,100
Iowa .........................         7               8,204       South Dakota ...............          3               7,589
Kansas .......................         4               7,745       Texas ......................         19             189,253
Louisiana ....................         1              19,139       Vermont ....................          8              29,768
Maryland .....................         7             182,210       Virginia ...................          5              82,056
Massachusetts ................        34             251,238       Washington .................          4              40,931
Michigan .....................         2               9,247       West Virginia ..............          1               4,879
Minnesota ....................         3              38,580       Wisconsin ..................          9              44,016
Missouri .....................         3              11,564       Wyoming ....................          4              17,564
                                                                                                        --          ----------
                                                                   Total properties ...........        247           2,768,634
                                                                                                       ===
                                                                   Hospitality Properties
                                                                   Trust (147 hotels in
                                                                   35 states) .................                        100,000
                                                                                                                    ----------
                                                                   Total investments ..........                     $2,868,634
                                                                                                                    ==========

Commercial Office Properties

     The Company began to invest in multi-tenant medical office buildings in the early 1990s. After the acquisition of a portfolio of 29 properties leased to the U.S. Government, the Company developed the infrastructure to acquire and manage office buildings on a nationwide basis. The Company believes that certain current business trends have created favorable investment opportunities for commercial office properties: institutional investors have begun disposing of their direct ownership of properties and to invest in more liquid real estate securities; purchasers of distressed properties in the early 1990s are now divesting their improved assets; and many businesses are selling their owned real estate to invest proceeds in core activities. Although there are other REITs and companies that specialize in acquiring and owning commercial office properties, the Company believes that these trends will afford it numerous investment opportunities at attractive prices for several years. Moreover, unlike most REITs that focus exclusively upon commercial office properties, the Company's focus to date has been upon stabilized office properties, with long term leases to strong credit tenants rather than properties that afford immediate turn around potential because of vacancies or short term leases.


Government Office Properties

     Most U.S. Government office space requirements are managed by the General Services Administration ("GSA"). Most large GSA leases are written for initial terms of 10 to 20 years plus tenant renewal options totaling an additional 5 to 20 years. Many GSA leases, including leases for some of the Company's properties, permit the Government to terminate the lease by notice given any time after a so-called "firm term." The weighted average remaining firm term for the Government office properties owned by the Company is approximately seven years. From 1980 to September 1996 the amount of space leased by the GSA increased from 139 million square feet to 146 million square feet. This increase in U.S. Government leased space occurred despite a declining civilian government work force, as federal civilian employment decreased approximately 9% from 2.2 million employees in 1980 to 2.0 million employees in 1995. The Company believes that the GSA's long term demand for leased space will continue to be strong as a result of federal budget pressure to limit capital expenditures and the need to use funds available for capital expenditures to modernize the GSA inventory of owned buildings, over half of which exceed 50 years of age. Based upon the Government's investments in tenant improvements to the Company's properties, the high cost of relocation and the stability of the missions and space requirements of the Government agencies that occupy these properties, the Company believes that there is a high probability of GSA lease renewals for its properties through their renewal options, and in many cases beyond those periods. Moreover, because of the locations of many of these properties and the high standards to which they have been developed, the Company believes it may be able to lease or sell most of these properties to commercial users in the event the Government terminates or fails to renew a lease.


Healthcare Properties

     The population of the United States is aging. According to information from the U.S. Census Bureau, the segment of the U.S. population age 65 and over is increasing and is expected to increase sharply through the year 2020. The Company believes that the demand for services provided at retirement communities, assisted living centers and nursing homes should increase as the population ages. Certain recent federal and state legislation seeks to limit the amount of growth in government expenditures for Medicare and Medicaid. These limitations may adversely affect the profitability of healthcare operating companies and might, in certain circumstances, affect their ability to pay rent or service debt. These government funding limitations will likely also make it less profitable to construct new healthcare facilities and this may increase the value of existing facilities. The Company believes that the net effect of these demographic and legislative changes will be to make it less profitable to provide services and facilities for government funded patients and more profitable to provide services and facilities for non-government funded patients. The Company intends to respond to these changes in three ways:
(i) by focusing new investments in healthcare properties that are not directly dependent upon a high percentage of Medicaid or Medicare revenues, including retirement housing, assisted living facilities, medical office buildings and nursing homes with a high percentage of private pay revenues; (ii) by encouraging and making funding available to the operators of the Company's properties to improve these properties in order to attract a greater amount of non-government revenues and (iii) whenever possible, by making new investments in properties leased to well capitalized operators.

Equity Investment in HPT

     The Company has invested $100 million and owns 4,000,000 common shares of beneficial interest of HPT, which constitute 9.3% of the total HPT shares outstanding. HPT is a REIT in the business of owning hotels and leasing them to independent hotel operating companies. HPT was organized by the Company in February 1995 as an outgrowth of the Company's relationship with Host Marriott Corporation and Marriott International, Inc. ("Marriott"), which arose from the Company's previous investment in retirement communities leased to Marriott. In August 1995, HPT completed an initial public offering of shares and currently has a total equity market capitalization of $1.4 billion. HPT currently owns or has commitments to purchase 150 hotels, which are located in 35 states and contain 21,255 rooms. The Company receives dividends on its HPT shares at the current annual rate of $2.56 per share. The Company's financial reports include its share of HPT's operating results under the equity method of accounting. HPT shares are listed on the NYSE, and on May 8, 1998 the last reported sale price for HPT shares was $327/8 per share.


                               INVESTMENT POLICY


     In order to benefit from potential property appreciation, the Company prefers to own and lease properties rather than make mortgage investments. Approximately 97.1% of the Company's investments are in owned properties.


                             HRP Type of Investment
                             (dollars in millions)


[tabular representation of pie chart]

Owned* $2,785          97%
Mortgages $84           3%



----------
*Owned properties include the Company's equity investment in HPT. HPT owns all of its hotels.


                               FINANCING POLICY


     The Company considers equity offerings when, in the Company's judgment, doing so will improve the Company's capital structure, while not materially adversely affecting the market value of its Shares or impeding the Company's ability to increase regularly its per share dividend rate. In addition to the use of equity, the Company utilizes short term and long term borrowings to finance investments and to pay operating expenses. The Company's unsecured senior indebtedness has been rated investment grade by Standard & Poor's Ratings Services, Moody's Investors Service, Inc. and Fitch IBCA, Inc. When variable rate debt is used, the Company often purchases interest rate futures contracts to hedge against changes in interest rates. The Company's borrowing guidelines established in the Bank Credit Facility and by its Board of Trustees prohibit the Company from maintaining a debt to book capitalization ratio of greater than .50 to 1, except in certain limited circumstances. On May 8, 1998, the Company's debt to book capitalization ratio was .41 to 1. After completion of the Offering and the application of the proceeds thereof, the Company's as adjusted debt to book capitalization ratio will be approximately .31 to 1. As of May 8, 1998 approximately $204.9 million of the Company's total debt outstanding was represented by subordinated convertible debentures, convertible into Shares at $18.00 per Share. Upon conversion of these debentures and completion of the Offering, the Company's as adjusted debt to book capitalization ratio would be approximately .24 to 1. The Company may in the future choose to modify its debt to book capitalization guidelines. There can be no assurance that any debentures will be converted or that equity or debt capital will be available in the future on reasonable terms to fund the Company's operations or growth.

                               LEASE EXPIRATIONS

     The following table sets forth the percentage of the Company's annual revenues from investments represented by leases and mortgages that expire or mature in the years 1998 through 2007 and thereafter.


                                     Adjusted Pro Forma     Percentage of
Year                                 Annual Revenues(1)    Annual Revenues
--------------------------------- ----------------------- ----------------
                                   (dollars in thousands)
1998 ............................         $ 14,321                3.9%
1999 ............................           14,072                3.9
2000 ............................           17,563                4.8
2001 ............................           37,058               10.1
2002 ............................           21,093                5.8
2003 ............................           31,062                8.5
2004 ............................           17,942                4.9
2005 ............................           27,568                7.5
2006 ............................           35,304                9.7
2007 and thereafter (2) .........          150,026               40.9
                                          --------              -----
Totals: .........................         $366,009              100.0%
                                          ========              =====

----------
(1) Adjusted pro forma annual revenues are for the period ended March 31, 1998 and assume all acquisitions described in "Recent Developments--Investments" occurred on January 1, 1997. Most of the Company's commercial office properties and properties leased to the U.S. Government are leased on a gross or modified gross lease basis. Most of the Company's healthcare properties are leased on a net lease basis. Accordingly, the revenues received by the Company from the commercial office and government office properties are not necessarily indicative of the net operating income from those properties, and the revenues and percentage of total revenues are not necessarily indicative of the net operating income or FFO likely to be realized by the Company.

(2) Includes the Company's pro rata share of revenues of HPT. All of HPT's leases expire after 2007. The Company reports income and FFO derived from its investment in HPT using the equity method of accounting. The Company believes its pro rata share of HPT's revenues included above is an appropriate means to reflect the lease expirations in the Company's current investment portfolio.


                                  THE LESSEES

     The Company's financial condition depends, in large part, upon the financial condition of its lessees. The Company's two largest tenants are the U.S. Government and Marriott. Approximately 48.5% of the Company's annual revenues are derived from tenants whose unsecured obligations are rated investment grade. Another 29.1% of the Company's annual revenues come from other public companies that are not investment grade rated but for whom credit evaluation information is readily available.


                                                                  Adjusted Pro Forma       Percentage of
Tenant                                                            Annual Revenues(1)      Annual Revenues
------------------------------------------------------------   -----------------------   ----------------
                                                                (dollars in thousands)
U.S. Government ............................................           $ 73,498                 20.1%
Marriott ...................................................             30,644                  8.4
Other Investment Grade Tenants .............................             73,447                 20.0
Other Publicly Owned Tenants (2) ...........................            106,502                 29.1
                                                                       --------                -----
Subtotal Investment Grade and Other Public Tenants .........            284,091                 77.6
Other Tenants ..............................................             81,918                 22.4
                                                                       --------                -----
Totals: ....................................................           $366,009                100.0%
                                                                       ========                =====

----------
(1) Adjusted pro forma annual revenues are for the period ended March 31, 1998 and assume all acquisitions described in "Recent Developments--Investments" occurred on January 1, 1997. Most of the Company's commercial office properties and properties leased to the U.S. Government are leased on a gross or modified gross lease basis. Most of the Company's healthcare properties are leased on a net lease basis. Accordingly, the revenues received by the Company from the commercial office and government office properties are not necessarily indicative of the net operating income from those properties, and the revenues and percentage of total revenues are not necessarily indicative of the net operating income or FFO likely to be realized by the Company.

(2) Includes the Company's $100 million investment in HPT and the Company's pro rata share of HPT's FFO. HPT is itself investment grade rated by Standard
    & Poor's Ratings Services (BBB-) and by Moody's Investors Service, Inc.
    (Baa3). However, the Company's investment in HPT is an equity investment and not a debt obligation of HPT. The Company reports income and FFO derived from its investment in HPT using the equity method of accounting. The Company believes its pro rata share of HPT's FFO should be included in its percentage of revenues derived from publicly owned companies as approximately 90% of HPT's hotels are currently operated by affiliates of publicly owned companies.

     U.S. Government. Most of the Company's U.S. Government leases were undertaken by the GSA and assigned to other Government agencies including the U.S. Department of Veterans Affairs, the Internal Revenue Service, the U.S. Department of Agriculture, the National Institute of Standards and Technology, U.S. Defense Information Systems, and the U.S. Department of Energy. All of these leases are general obligations of the U.S. Government.

     Marriott International. Marriott is a NYSE-listed company with an equity market capitalization on May 8, 1998 of $8.3 billion. In addition to its retirement housing and assisted living properties, some of which are leased from the Company, Marriott owns and operates hotels and other businesses on a worldwide basis and has announced annual revenues of approximately $9.0 billion. Marriott has unconditionally guaranteed its lease obligations to the Company. Marriott's senior credit obligations are rated investment grade by Standard & Poor's (BBB) and Moody's Investors Service, Inc. (Baa2).

     Investment Grade Tenants. The Company leases office space to the following investment grade companies or their subsidiaries: Goldman Sachs & Co., New York Life Insurance Company, Ford Motor Credit Corp., Northern Telecom Ltd., SmithKline Beecham Corporation, Merck & Co., Inc., Aetna Inc., PNC Bank Corp., FMC Corporation, Druck Corporation, AT&T Corp., IBM Corp., Motorola, Inc., FedEx Incorporated, Legg Mason Wood Walker Incorporated, Merrill Lynch & Co., USF&G Corporation, SBC Communications, Inc., Hoechst AG, Schering-Plough Corporation, Marsh McLennan, Inc., Bell Atlantic Corporation and HEALTHSOUTH Corporation. Certain of the Company's properties are leased to not-for-profit entities that are investment grade rated: two medical clinic buildings and a headquarters office building in Mid-Town Manhattan are leased to Health Insurance Plan of Greater New York, a not-for-profit health maintenance organization; medical office buildings in Boston, Massachusetts and Aurora, Colorado are principally leased to affiliates of Boston's Beth Israel Hospital, Boston's Children's Medical Center, Harvard Pilgrim Healthcare (a Boston area not-for-profit health maintenance organization), and Columbia HealthOne LLC (a joint venture between Columbia/HCA Healthcare Corporation and HealthOne, Inc., a not-for-profit healthcare system); and Cedars Sinai Medical Center, a not-for-profit hospital based in Los Angeles, is the largest tenant in two medical office buildings and garages attached to that hospital that are owned by the Company.

     Other Public Company Tenants. The Company also leases to the following publicly owned tenants or their subsidiaries: Paragon Health Network, Inc., Brookdale Living Communities, Inc., Sun Healthcare Group, Inc., Genesis Health Ventures, Inc., ARV Assisted Living Inc., Integrated Health Services, Inc., Alliance Pharmaceutical Corp., Corvas International, Inc., Neurocrine Biosciences, Inc., Laboratory Corp. of America Holdings, IBAH Inc., CytoTherapeutics, Inc., Apollo Group, Concentra Managed Care, Inc., Danka Business Systems plc, Focal, Inc., MedPartners, Inc., National Instrument Corporation, NCQ Corp., Inc., Ohio Casualty Corporation, Paychex, Inc., PSW Technologies, Inc., Quest Diagnostics Incorporated, Silicon Graphics, Inc., Sun Microsystems, Inc., United Healthcare Corporation, Westinghouse Electric Corporation and Unilab Corp.

     Other Tenant Operators. The Company's other tenants include 30 privately held nursing home and assisted living companies and over 400 private company tenants in multi-tenant office buildings.

                                  MANAGEMENT

     The Trustees and executive officers of the Company are as follows:


             Name                 Age                         Position
------------------------------   -----   -------------------------------------------------
Barry M. Portnoy                  52     Managing Trustee
Gerard M. Martin                  63     Managing Trustee
Bruce M. Gans, M.D.               51     Trustee
Rev. Justinian Manning, C.P.      71     Trustee
Patrick F. Donelan                57     Trustee Nominee
David J. Hegarty                  41     President, Chief Operating Officer and Secretary
Ajay Saini                        38     Treasurer and Chief Financial Officer
John A. Mannix                    42     Executive Vice President
David M. Lepore                   37     Senior Vice President

     Barry M. Portnoy was a founder and has been a Trustee of the Company since its organization in 1986. Mr. Portnoy also serves as a Managing Trustee of HPT. Mr. Portnoy was a partner in the law firm of Sullivan & Worcester LLP from 1978 through March 1997.

     Gerard M. Martin was a founder and has been a Trustee of the Company since its organization in 1986. Mr. Martin also serves as a Managing Trustee of HPT.

     Bruce M. Gans, M.D. has been a Professor and Chairman of the Department of Physical Medicine and Rehabilitation at Wayne State University and a Senior Vice President of the Detroit Medical Center since 1989.

     The Reverend Justinian Manning, C.P. has been, since September 1990, the pastor of St. Gabriel's parish in Brighton, Massachusetts. He is also on the Board of Directors of Charlesview, a low and moderate income housing program. He is past Treasurer and a former Director of St. Paul's Benevolent, Educational and Missionary Institute, a New Jersey corporation, which oversees foundations in Massachusetts, Connecticut, New York, Pennsylvania, Maryland and Florida and the Institute's Overseas Missions. He was formerly on the Board of Directors of St. Paul's Monastery Manor, in Pittsburgh, Pennsylvania, a congregate housing facility. He belonged to the Provincial Council of the Passionist Provincialate and is the former Director of Consolidation for the Community.

     Patrick F. Donelan has been since 1996 Executive Vice President of Dresdner Kleinwort Benson North America LLC, a New York based banking institution, which is a subsidiary of Dresdner Bank AG of Germany. Prior to 1996 Mr. Donelan was Chairman of Kleinwort Benson North America, Inc., a subsidiary of Kleinwort Benson Ltd. of England, which was acquired by Dresdner Bank AG in 1997. The Board of Trustees intends to nominate Mr. Donelan to fill a current vacancy that was caused by the recent death of its former Trustee Ralph J. Watts.

     David J. Hegarty is the President, Chief Operating Officer and Secretary of the Company. He has served the Company in various capacities since 1987, prior to which he was an audit manager with Ernst & Young LLP. Mr. Hegarty is a certified public accountant.


     Ajay Saini is the Treasurer and Chief Financial Officer of the Company. Mr. Saini has served the Company in various capacities since June 1990, prior to which he was employed by Ernst & Young LLP. Mr. Saini is a certified public accountant.


     John A. Mannix is the Executive Vice President of the Company. Mr. Mannix served as Vice President with the Company's investment advisor from 1989 to 1998. Mr. Mannix is responsible for acquisitions of medical office, biotechnology and commercial office properties and is active in leasing of the portfolio. Mr. Mannix is a member of the Urban Land Institute, Building Owners and Managers Association and the Greater Boston Real Estate Board's Real Estate Finance Association.


     David M. Lepore is the Senior Vice President of the Company responsible for building operations, leasing and acquisition diligence. Mr. Lepore has been employed in various capacities by the Company's investment advisor since 1992. Prior to 1992 he was employed by The Beacon Companies. Mr. Lepore is a member of the Building Owners and Managers Association (BOMA) and is a certified Real Property Administrator.

     Dr. Gans, Mr. Donelan and Rev. Manning are and will be the Company's Independent Trustees, that is, Trustees who are not affiliated with any of the Company's lessees or mortgagors or with REIT Management & Research, Inc. ("the Advisor"). Under the Company's Declaration of Trust, a majority of the Company's Trustees will at all times consist of Independent Trustees. All major investment and policy decisions affecting the Company are made by the Board of Trustees.

     All day to day operations of the Company are conducted by the Advisor pursuant to an investment advisory contract. The Advisor is owned by Messrs. Portnoy and Martin. Messrs. Portnoy, Martin, Hegarty, Saini, Mannix and Lepore, as well as all other personnel involved in the Company's operations, are employees of the Advisor. The Advisor is paid an annual advisory fee calculated on the basis of total assets under management (.7% of the first $250 million, plus .5% of additional assets), and an annual incentive fee equal for each year to 15% of the annual increase in the Company's funds from operations (as defined in the investment advisory contract) per share (but in no event more than $.01 per share), times the weighted average number of shares outstanding on a fully diluted basis in such year. With respect to properties which are gross leased and/or occupied by multiple tenants, certain property management services, which are beyond the scope of the investment advisory contract, are provided under property management contracts by the Advisor. The Company believes that the fees paid for property management services (approximately 3% of gross revenues from the affected properties) are at or below the levels the Company would pay on an arms' length basis for similar services in the market generally. Prior to the Company's decision to invest in commercial office properties affiliates of the Advisor had invested in commercial real estate for their own account. Now that the Company is investing in these types of properties the Advisor and the Company have agreed that the Advisor will not purchase or sell any commercial office real estate without first offering it to the Company. The investment advisory contract and the various property management contracts have all been approved on behalf of the Company by the Independent Trustees. All incentive fees earned by the Advisor are paid in Shares. The Company believes that its total administrative costs are at or below industry averages.

                  FEDERAL INCOME TAX AND ERISA CONSIDERATIONS

     The following description of certain federal income tax matters and Employee Retirement Income Security Act of 1974, as amended ("ERISA"), considerations relating to the Company is qualified in its entirety by reference to the more detailed description thereof contained in the Company's 1997 Annual Report on Form 10-K (the "Form 10-K"), which is incorporated herein by reference. Sullivan & Worcester LLP, Boston, MA, has rendered its opinion that the discussion in this section and in the Form 10-K in the sections captioned "Federal Income Tax Considerations" and "ERISA Plans, Keogh Plans and Individual Retirement Accounts" in all material respects is accurate and fairly summarizes the federal income tax and ERISA issues addressed therein and the opinions of counsel referred to in those sections represent Sullivan & Worcester LLP's opinions on those subjects.

     The Company believes that it has qualified, and it intends to remain qualified, as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company's net income distributed as dividends to shareholders will generally be exempt from federal income taxation. Distributions to the Company's shareholders generally will be includable in their income; however, dividends distributed that are in excess of current or accumulated earnings will be treated for tax purposes as a return of capital to the extent of a shareholder's basis in its Shares, and will reduce such basis.

     Treasury Regulations issued on October 6, 1997 (the "New Regulations") alter the withholding rules on dividends paid to certain foreign holders of Shares. Initially to have been effective for payments made after December 31, 1998, the New Regulations are now slated to be effective for payments made after December 31, 1999. Under the New Regulations, to obtain a reduced rate of withholding under an income tax treaty, a foreign holder of Shares generally will be required to provide an Internal Revenue Service Form W-8 certifying its entitlement to benefits under the treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a foreign holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity, and whether such entity or such holders in the entity are entitled to benefits under the tax treaty. The New Regulations also alter the information reporting and backup withholding rules applicable to foreign holders of Shares and, among other things, provide certain presumptions under which a foreign holder is subject to information reporting and backup withholding until the Company receives certification from such holder of its foreign status.

     President Clinton has proposed four legislative changes (the "Clinton Proposals") that would affect the taxation and operation of REITs generally, but are not expected to alter significantly the Company's operations or to affect its continued qualification as a REIT. First, the Clinton Proposals would limit the grandfathered status of so-called "paired share REITs" by, in effect, preventing them from acquiring or operating new properties under the paired share structure. Second, the Clinton Proposals would prevent a REIT from acquiring more than 10% of the value of all classes of stock of a corporation (other than another REIT), with certain grandfathering for existing ownership interests. Third, with respect to companies electing REIT status for the first time, the Clinton Proposals would impose a new "closely held" prohibition on the ownership of a REIT so that no one person (i.e., a corporation, partnership, trust, or individual) could own more than 50% of the vote or value of the REIT. With respect to these first three Clinton Proposals, the Company is not engaged in the types of activities that are the subject of the proposed changes, nor are there any plans for the Company to become so engaged. Thus, even if ultimately enacted, these three Clinton Proposals would not alter the Company's operations or affect its continued qualification as a REIT. The fourth Clinton Proposal would impose both corporate-level and shareholder-level taxes on a corporation worth more than $5 million (other than an S corporation or another REIT) that merges into or combines with a REIT after December 31, 1998 in an otherwise tax-free merger or reorganization. While the Company has no current plans to merge with or combine with any such corporation, the Company in the past has been a party to such tax-free mergers and reorganizations as part of its acquisition and growth strategy. Accordingly, it is possible that this fourth Clinton Proposal may preclude or affect the attractiveness of potential future mergers or acquisitions with real estate companies.

     The Company intends to conduct its affairs so that the assets of the Company will not be deemed to be "plan assets" of any individual retirement account, employee benefit plan subject to Title 1 of ERISA, or other qualified retirement plan subject to Section 4975 of the Code which acquires its Shares.

     EACH PROSPECTIVE PURCHASER OF THE SHARES OFFERED HEREBY IS ADVISED TO CONSULT HIS OR HER OWN PROFESSIONAL ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX AND ERISA CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES OFFERED HEREBY.

                                 UNDERWRITING

     Subject to the terms and conditions set forth in the purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below (each, an "Underwriter" and, collectively, the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Donaldson, Lufkin & Jenrette Securities Corporation, A.G. Edwards & Sons, Inc., Legg Mason Wood Walker Incorporated, Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), and each of the Underwriters has agreed severally to purchase from the Company, the number of Shares set forth opposite its respective name below.


                                                                      Number of
Underwriter                                                             Shares
------------------------------------------------------------------   -----------
     Merrill Lynch, Pierce, Fenner & Smith
         Incorporated ............................................
     Donaldson, Lufkin & Jenrette Securities Corporation .........
     A.G. Edwards & Sons, Inc. ...................................
     Legg Mason Wood Walker Incorporated .........................
     Morgan Stanley & Co. Incorporated ...........................
     PaineWebber Incorporated ....................................
     Prudential Securities Incorporated ..........................
     Smith Barney Inc. ...........................................









                                                                     ----------
       Total .....................................................   25,000,000
                                                                     ==========

     The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such Shares if any are purchased.

     The Representatives have advised the Company that the Underwriters propose initially to offer such Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at
such price less a concession not in excess of $      per share. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $      per share on sales to certain other dealers. After the initial offering to the public, the public offering price, concession and discount may be changed.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 3,750,000 additional Shares (the "Option Shares") to cover over-allotments, if any, at a price per share equal to the public offering price per share set forth on the cover page of this Prospectus Supplement, less the underwriting discount. If this option is exercised, each Underwriter will, subject to certain conditions, have a firm commitment to purchase approximately the same percentage of such Option Shares that the number of Shares initially purchased by it bears to 25,000,000 Shares.

     In the Purchase Agreement, the Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company has agreed that it will not, without the prior written consent of Merrill Lynch, register, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares, or warrants to purchase Shares, for a period of 90 days after the date of the Purchase Agreement, other than (i) the Shares offered hereby, (ii) Shares purchased pursuant to dividend reinvestment and stock purchase plans, (iii) Shares to be issued pursuant to the Company's Incentive Share Award

Plan, (iv) provided that recipients of such Shares are subject to the above restriction, Shares to be issued in connection with acquisitions or in a unit investment trust transaction and (v) Shares to be issued upon conversion of the Company's outstanding convertible debentures.

     Until the distribution of the Shares is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Shares. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Shares. Such transactions consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the Shares.

     If the Underwriters create a short position in the Shares in connection with the Offering, i.e., if they sell more Shares than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase Shares in the open market to reduce the Underwriters' short position or to stabilize the price of the Shares, they may reclaim the amount of the selling concession from the selling group members who sold those Shares as part of the Offering.

     In general, purchases of a security for the purposes of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Shares. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


                                 LEGAL MATTERS

     Certain legal matters with respect to the Shares offered by the Company have been passed upon for the Company by Sullivan & Worcester LLP, Boston, MA and will be passed upon for the Underwriters by Brown & Wood LLP, New York, NY. Sullivan & Worcester LLP has relied and Brown & Wood LLP will rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury L.L.P., Baltimore, MD. Sullivan & Worcester LLP has also given its opinion as to certain federal income tax matters and certain ERISA considerations relating to the Company. See "Federal Income Tax and ERISA Considerations." Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is a Managing Trustee of the Company and of HPT, a director and 50% shareholder of the Advisor and a director and/or significant shareholder of certain lessees of the Company. Sullivan & Worcester LLP represents the Advisor, such lessees and certain of their affiliates on various matters.


                                    EXPERTS

     The consolidated financial statements and financial statement schedules of the Company included or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference which, as to the years 1997 and 1996, are based in part on the report of Arthur Andersen LLP, independent public accountants. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     Combined financial statements of Marriott International, Inc. (f/k/a New Marriott MI, Inc.), as contained in its Annual Report on Form 10-K for the year ended January 2, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The statement of revenue and certain expenses for 1600 Market Street for the year ended December 31, 1997 included in the Company's Current Report on Form 8-K dated March 30, 1998 has been audited by Ernst & Young

LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference into the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Commission pursuant to the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended (the "Annual Report"); (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998; (iii) the Company's Current Reports on Form 8-K dated February 11, 1998, February 12, 1998, February 17, 1998, February 18, 1998, February 19, 1998, February 27, 1998, March 19, 1998, March 24, 1998, March 30, 1998, April 10, 1998, April 14, 1998
and May 11, 1998; and (iii) the combined financial statements of Marriott, Commission No. 1-13881, at and for the fiscal year ended January 2, 1998, as contained in Marriott's Annual Report on Form 10-K for the year ended January 2, 1998. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) subsequent to the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Prospectus.

     The Company will provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically requested or such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, MA 02158, Attention:
Investor Relations, telephone (617) 332-3990.


                          FORWARD LOOKING STATEMENTS

     THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.
                                 ------------
THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING THE COMPANY, DATED JULY 1, 1994, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HEALTH AND RETIREMENT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

                     HEALTH AND RETIREMENT PROPERTIES TRUST

         Unaudited Adjusted Pro Forma Consolidated Financial Statements

     The following unaudited adjusted pro forma consolidated balance sheet at March 31, 1998 is intended to present the consolidated financial position of the Company as if the transactions described in the notes hereto had been consummated at March 31, 1998. The following unaudited adjusted pro forma consolidated statements of income are intended to present the consolidated results of operations of the Company as if the transactions described in the notes had been consummated as of the beginning of the periods presented. These unaudited adjusted pro forma consolidated financial statements should be read in conjunction with, and are qualified in their entirety by reference to, the separate consolidated financial statements of the Company for the year ended December 31, 1997, incorporated herein by reference to the Company's Current Report on Form 8-K dated February 27, 1998, and the Company's unaudited consolidated financial statements for the quarter ended March 31, 1998, incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and the Company's unaudited pro forma consolidated financial statements incorporated herein by reference to the Company's Current Report on Form 8-K, dated May 11, 1998. These unaudited adjusted pro forma consolidated financial statements are not necessarily indicative of the expected financial position or results of operations of the Company for any future period. Differences would result from, among other considerations, future changes in the Company's portfolio of investments, changes in interest rates, changes in the capital structure of the Company, delays in the acquisition of certain properties and changes in property level operating expenses.

                    HEALTH AND RETIREMENT PROPERTIES TRUST


            Unaudited Adjusted Pro Forma Consolidated Balance Sheet
                                March 31, 1998
               (dollars in thousands, except per share amounts)



                                                                                                                  Adjusted
                                                                            Historical (A)      Adjustments       Pro Forma
                                                                           ---------------- ------------------ --------------
                                                             ASSETS
Real estate properties, at cost:
 Land ....................................................................    $  288,933       $   43,398        $  332,331
 Buildings and improvements ..............................................     1,958,782          390,577         2,349,359
                                                                              ----------       ----------        ----------
                                                                               2,247,715          433,975 (B)     2,681,690
 Less accumulated depreciation ...........................................      (123,652)              --          (123,652)
                                                                              ----------       ----------        ----------
                                                                               2,124,063          433,975         2,558,038
Real estate mortgages and notes, net .....................................        84,195               --            84,195
Investment in HPT ........................................................       111,433               --           111,433
Cash and cash equivalents ................................................        21,678           (9,725)(C)        11,953
Interest and rents receivable ............................................        20,419               --            20,419
Deferred interest and finance costs, net, and other assets ...............        27,463               --            27,463
                                                                              ----------       ----------        ----------
                                                                              $2,389,251       $  424,250        $2,813,501
                                                                              ==========       ==========        ==========
                                                LIABILITIESAND SHAREHOLDERS' EQUITY
Bank notes payable .......................................................    $  160,000       $  (52,680)(D)    $  107,320
Senior notes payable, net ................................................       499,851               --           499,851
Mortgage notes payable ...................................................        26,157               --            26,157
Convertible subordinated debentures ......................................       209,818               --           209,818
Accounts payable and accrued expenses ....................................        32,371               --            32,371
Deferred rents ...........................................................        33,448               --            33,448
Security deposits ........................................................        17,818               --            17,818
Due to affiliates ........................................................         7,141               --             7,141
Dividend payable .........................................................        40,377               --            40,377
Shareholders' equity:
 Preferred shares of beneficial interest, $.01 par value;
  50,000,000 authorized; none issued .....................................            --               --                --
 Common shares of beneficial interest, $.01 par value;
  125,000,000 and 150,000,000 shares authorized and
  adjusted pro forma, 106,256,403 and 131,256,403
  shares issued and outstanding and adjusted pro forma ...................         1,063              250(E)          1,313
 Additional paid in capital ..............................................     1,512,767          476,680(E)      1,989,447
 Cumulative net income ...................................................       451,679               --           451,679
 Dividends ...............................................................      (603,239)              --          (603,239)
                                                                              ----------       ----------        ----------
  Total shareholders' equity .............................................     1,362,270          476,930         1,839,200
                                                                              ----------       ----------        ----------
                                                                              $2,389,251       $  424,250        $2,813,501
                                                                              ==========       ==========        ==========



                             See accompanying notes

                    HEALTH AND RETIREMENT PROPERTIES TRUST


         Unaudited Adjusted Pro Forma Consolidated Statement of Income
                   For the Three Months Ended March 31, 1998
                 (amounts in thousands, except per share data)



                                                                                              Adjusted
                                                     Historical (A)        Adjustments        Pro Forma
                                                    ----------------   ------------------   ------------
Revenues:
  Rental income .................................      $  66,894           $ 19,945(F)       $  86,839
  Interest and other income .....................          5,058                 --              5,058
                                                       ---------           --------          ---------
    Total revenues ..............................         71,952             19,945             91,897
                                                       ---------           --------          ---------
Expenses:
  Operating expenses ............................         13,502              4,019(F)          17,521
  Interest ......................................         13,651                796(F,G)        14,447
  Depreciation and amortization .................         12,658              3,620(F)          16,278
  General and administrative ....................          3,619                804(F)           4,423
                                                       ---------           --------          ---------
    Total expenses ..............................         43,430              9,239             52,669
                                                       ---------           --------          ---------
Income before equity in earnings of HPT .........         28,522             10,706             39,228
Equity in earnings of HPT .......................          1,327                 --              1,327
Gain on equity transaction of HPT ...............          1,532                 --              1,532
                                                       ---------           --------          ---------
Net income ......................................      $  31,381           $ 10,706          $  42,087
                                                       =========           ========          =========
Basic FFO .......................................      $  44,269           $ 14,326          $  58,595
                                                       =========           ========          =========
Diluted FFO .....................................      $  48,364           $ 14,326          $  62,690
                                                       =========           ========          =========
Weighted average shares outstanding .............        101,471             29,470(H)         130,941
                                                       =========           ========          =========
Diluted average shares outstanding ..............        113,175             29,470(H)         142,645
                                                       =========           ========          =========
Basic and diluted earnings per common share:
Net income ......................................      $    0.31                             $    0.32
                                                       =========                             =========
Basic FFO .......................................      $    0.44                             $    0.45
                                                       =========                             =========
Diluted FFO .....................................      $    0.43                             $    0.44
                                                       =========                             =========



                             See accompanying notes

                    HEALTH AND RETIREMENT PROPERTIES TRUST


         Unaudited Adjusted Pro Forma Consolidated Statement of Income
                      For the Year Ended December 31, 1997
                 (amounts in thousands, except per share data)



                                                                                                        Adjusted
                                                              Historical (A)        Adjustments         Pro Forma
                                                             ----------------   -------------------   ------------
Revenues:
  Rental income ..........................................       $188,000          $  154,245(I)        $342,245
  Interest and other income ..............................         20,863                (366)            20,497
                                                                 --------          ----------           --------
    Total revenues .......................................        208,863             153,879            362,742
                                                                 --------          ----------           --------
Expenses:
  Operating expenses .....................................         26,765              37,735(I)          64,500
  Interest ...............................................         36,766              21,817(I,J)        58,583
  Depreciation and amortization ..........................         39,330              28,864(I)          68,194
  General and administrative .............................         11,670               7,604(I)          19,274
                                                                 --------          ----------           --------
    Total expenses .......................................        114,531              96,020            210,551
                                                                 --------          ----------           --------
Income before equity in earnings of HPT, gain on sale of
 properties and extraordinary item .......................         94,332              57,859            152,191
Equity in earnings of HPT ................................          8,590                  --              8,590
Gain on equity transaction of HPT ........................          9,282                  --              9,282
                                                                 --------          ----------           --------
Income before gain on sale of properties and
 extraordinary item ......................................        112,204              57,859            170,063
Gain on sale of properties, net ..........................          2,898                  --              2,898
                                                                 --------          ----------           --------
Income before extraordinary item .........................        115,102              57,859            172,961
Extraordinary item--early extinguishment of debt .........         (1,102)                 --             (1,102)
                                                                 --------          ----------           --------
Net income ...............................................       $114,000          $   57,859           $171,859
                                                                 ========          ==========           ========
Basic FFO ................................................       $146,312          $   86,723           $233,035
                                                                 ========          ==========           ========
Diluted FFO ..............................................       $162,738          $   86,723           $249,461
                                                                 ========          ==========           ========
Weighted average shares outstanding ......................         92,168              38,557(K)         130,725
                                                                 ========          ==========           ========
Diluted weighted average shares outstanding ..............        103,952              38,557(K)         142,509
                                                                 ========          ==========           ========
Per Common Share Amounts:
Net income ...............................................       $   1.24                               $   1.31
                                                                 ========                               ========
Basic FFO ................................................       $   1.59                               $   1.78
                                                                 ========                               ========
Diluted FFO ..............................................       $   1.57                               $   1.75
                                                                 ========                               ========

                             See accompanying notes

                    HEALTH AND RETIREMENT PROPERTIES TRUST

    Notes to Unaudited Adjusted Pro Forma Consolidated Financial Statements
                 (dollars in thousands, except per share data)

                    Consolidated Balance Sheet Adjustments

A. Represents the historical balance sheet and income statement of the Company as of and for the periods ending December 31, 1997 and March 31, 1998, respectively.

B. Represents the Company's acquisition in April 1998 of a commercial office property located in Massachusetts (the "Recent Acquisition") and the proposed acquisitions of a medical office property located in California, a medical office property and a commercial office property located in Texas, three commercial office properties located in Ohio, three commercial office properties located in New Jersey, two commercial office properties located in Pennsylvania, a commercial office property located in Connecticut, a commercial office property located in Delaware, a commercial office property located in Massachusetts and a commercial office property located in New York (the "Proposed Acquisitions"), which include the Company's proposed acquisition of ownership of the property subject to the mortgage described under "Recent Developments--Investments--1998 Commitments to Date." The Proposed Acquisitions are subject to various closing conditions customary in real estate transactions, including, but not limited to, due diligence, Board of Trustees approval and final documentation; in the case of the mortgage, realization on collateral may involve foreclosure or other judicial proceedings. No assurances can be given as to when or if these Proposed Acquisitions will be consummated. The effect of the Proposed Acquisitions is as follows:


       Real estate, at cost .........    $  402,325
       Cash .........................      (295,005)
                                         ----------
       Bank notes payable ...........    $  107,320
                                         ==========

C. Represents net cash on hand used for the Recent Acquisition and the expected cash to be used in connection with the Proposed Acquisitions.

D. Represents proposed net borrowings under the Company's revolving line of credit as follows:


       Repayment with proceeds from the Offering ...............     $ (476,930)
       Drawings to partially fund the Recent Acquisition and the
        Proposed Acquisitions ..................................        424,250
                                                                     ----------
                                                                     $  (52,680)
                                                                     ==========

E. Represents the following:


       Gross proceeds from the Offering (25,000,000 Shares at $203/16/Share)    $ 504,688
       Estimated expenses of the Offering ..................................      (27,758)
                                                                                ---------
                                                                                $ 476,930
                                                                                =========
       Par value of the Shares .............................................    $     250
       Additional paid-in capital ..........................................      476,680
                                                                                ---------
                                                                                $ 476,930
                                                                                =========

       Consolidated Statement of Income Adjustments for the Quarter Ended
                                 March 31, 1998

F. Represents the increases in rental income, interest expense, operating expenses, depreciation and amortization and general and administrative expenses arising from the Proposed Acquisitions, the Recent Acquisition and the Company's acquisitions during January, February and March 1998 of two medical office properties and four commercial office properties located in Pennsylvania, four commercial office properties located in Texas, a medical office property located in Massachusetts, a commercial office property located in Maryland, one medical office property and two commercial office properties located in Minnesota and three medical office properties and a commercial office property located in Florida (collectively, "1998 Acquisitions"). These

                    HEALTH AND RETIREMENT PROPERTIES TRUST

    Notes to Unaudited Adjusted Pro Forma Consolidated Financial Statements
                 (dollars in thousands, except per share data)

   acquisitions were funded with available cash and by drawings under the Company's revolving bank credit facility. The effect of the Proposed Acquisitions is as follows:


       Total revenue ..........    $11,639
       Total expenses .........      6,045
                                   -------
       Net income .............    $ 5,594
                                   =======

G. Represents the net increase in interest expense relating to the issuance of additional Remarketed Reset Notes, the issuance of 6.7% Senior Notes in February 1998 due in 2005 (the "6.7% Notes") and the net decrease in interest expense arising from the Company's sale of Shares in February and March 1998, and the use of proceeds from the Offering, the proceeds of which were and will be, in part, used to repay amounts then outstanding on the Company's revolving bank credit facility.

H. Reflects the impact of the Offering and the sale of Shares by the Company during February and March 1998.

Consolidated Statement of Income Adjustments for the Year Ended December 31,
                                     1997

I. Represents the increases in rental income, interest expense, operating expenses, depreciation and amortization and general and administrative expenses arising from the 1998 Acquisitions, and the acquisitions during 1997 of the government office properties from Government Property Investors, Inc. ("GPI"), two medical office properties and two parking structures located in Los Angeles, California, a 200 unit retirement housing property located in Spokane, Washington, 20 medical office clinics and ancillary structures located in Massachusetts, three medical and two commercial office buildings located in Pennsylvania, a medical office property located in Colorado, a medical office property located in Maryland, a medical laboratory property located in Rhode Island, three medical office properties located in California and a medical office property located in Washington D.C. These acquisitions were funded with available cash and by drawings under the Company's revolving bank credit facility. The effect of the Proposed Acquisitions is as follows:


       Total revenue ..........    $52,855
       Total expenses .........     26,568
                                   -------
       Net income .............    $26,287
                                   =======

J. Represents the net increase in interest expense relating to the issuance of Remarketed Reset Notes in July 1997, the issuance of 6.75% Senior Notes in December 1997, the 6.7% Notes and the assumption of indebtedness pursuant to the acquisition of GPI, the net decrease in interest expense arising from the prepayment of certain floating rate senior notes in July 1997, the issuance of Shares pursuant to the GPI acquisition, the sale of Shares in February and March 1998, and the use of proceeds from the Offering, proceeds of which were and will be, in part, used to repay amounts then outstanding on the Company's revolving bank credit facility.

K. Reflects the impact of the Offering and the issuance of Shares by the Company in March 1997, February and March 1998.

                     HEALTH AND RETIREMENT PROPERTIES TRUST

[PICTURE]
Marriott International, Inc.
Stratford Court of Boca Raton
Boca Raton, FL
349 Senior Living Units, Built 1994

[PICTURE]
1600 Market Street
Philadelphia, PA
825,374 Square Feet, Built 1983
Major Tenants:
PNC Bank
Schnader, Harrison, Segal & Lewis


[PICTURE]
Torrey Pines Science Center (3 buidings)
San Diego, CA
163,057 Square Feet, Built 1985/86
Major Tenants:
Alliance Pharmaceutical Corporation
Neurocrine Biosciences Incorporated
Corvas International Incorporated
Canji, Inc.

[PICTURE]
Brookdale Living Communities, Inc.
The Hallmark
Chicago, IL
341 Senior Living Units, Built 1990


[PICTURE]
Cedars-Sinai Medical Office
Towers and Garages (4 Buildings)
Los Angeles, CA
330,715 Square Feet, Built 1978-79
Major Tenants:
Cedars-Sinai Medical Center

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  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy the Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                       ---------------------------------
                               TABLE OF CONTENTS

                                                           Page
                                                         --------
                         Prospectus Supplement
Summary ................................................   S-3
Recent Developments ....................................   S-6
Distributions ..........................................   S-8
Price Range of Shares ..................................   S-8
Capitalization .........................................   S-9
Use of Proceeds ........................................   S-9
The Company ............................................   S-10
Investment Policy ......................................   S-12
Financing Policy .......................................   S-12
Lease Expirations ......................................   S-13
The Lessees ............................................   S-13
Management .............................................   S-15
Federal Income Tax and ERISA Considerations ............   S-16
Underwriting ...........................................   S-18
Legal Matters ..........................................   S-19
Experts ................................................   S-19
Incorporation of Certain Information by
   Reference ...........................................   S-20
Forward Looking Statements .............................   S-20
Unaudited Adjusted Pro Forma Consolidated
   Financial Statements ................................   F-1
                                 Prospectus
Available Information ..................................  (ii)
Incorporation of Certain Documents by
   Reference ...........................................  (ii)
The Company ............................................   1
Use of Proceeds ........................................   1
Ratio of Earnings to Fixed Changes .....................   1
Description of Debt Securities .........................   1
Description of Shares ..................................  10
Description of Preferred Shares ........................  11
Description of Depository Shares .......................  17
Description of Warrants ................................  19
Description of Convertible Subordinated
   Debentures ..........................................  20
Limitation of Liability; Shareholder Liability .........  20
Redemption; Business Combinations and Control
   Share Acquisitions ..................................  21
Plan of Distribution ...................................  24
Legal Matters ..........................................  25
Experts ................................................  25


                               25,000,000 Shares





                             Health and Retirement
                                Properties Trust




                                 Common Shares
                             of Beneficial Interest



                     ---------------------------------------
                     P R O S P E C T U S S U P P L E M E N T
                     ---------------------------------------
                               Merrill Lynch & Co.
                          Donaldson, Lufkin & Jenrette
                             Securities Corporation
                            A.G. Edwards & Sons, Inc.
                             Legg Mason Wood Walker
                                  Incorporated
                           Morgan Stanley Dean Witter
                            PaineWebber Incorporated
                       Prudential Securities Incorporated
                              Salomon Smith Barney






                                  May   , 1998

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